Exhibit 99.1
Agria Appoints Pre-eminent China Corporate Strategist as Director and Audit Committee Chairman,
Appoints CEO as a Director and Updates on Ongoing Strategic Review
Beijing, China — March 10, 2010 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based agri-solutions provider, today announced the appointment of a preeminent China corporate strategist Kenneth J. DeWoskin, Ph.D., as an independent director of the Company and provided an update on the Company’s ongoing strategic review. In addition, Mr Xie Tao, the CEO of Agria, has been appointed a director of the Company and will serve on the Corporate Governance and Nominating Committee of Agria. Mr. Alan Lai, Agria’s chairman, will serve as the chairman of its Compensation Committee.
Appointment of Ken DeWoskin as Independent Director and Chairman of Audit Committee
A former partner of Strategy and Business Development at a Big Four accounting firm, Dr. DeWoskin is a well regarded and regular presenter on China business issues throughout the U.S., Europe and Asia including at the World Economic Forum. He has lived and worked extensively in both China and in Japan over the past 45 years.
Dr DeWoskin will serve as the chairman of Agria’s Audit Committee replacing the outgoing independent director Mr. Terry McCarthy, who has relinquished his directorship of Agria paving way for this succession. The Board thanks Mr. McCarthy for his contributions and service.
On the appointment of Ken DeWoskin, Alan Lai, Agria’s chairman, said: “I am pleased to welcome Dr. DeWoskin to Agria’s Board. His appointment is another important step forward for the Company. Dr. DeWoskin will clearly strengthen Agria’s Board and expand our financial and strategic knowledge base. Given the many positive recent developments at Agria, the Board understood the importance of adding an independent director with the extensive international experience and credibility, exemplified by Dr. DeWoskin. We are very excited that he has agreed to join us and look forward to working together, as the Company stands to directly benefit from Dr. DeWoskin’s experience, knowledge and counsel.”
Dr. DeWoskin is a former partner for Strategy and Business Development at one of the Big Four accounting firms and currently serves as a senior advisor to Deloitte China and as a director of Deloitte’s China Research and Insight Center. He also serves as a senior advisor to The Conference Board, where he oversees a range of leadership activities, spanning workforce, financial, and strategic areas. Dr. DeWoskin is a former professor of international business and the chairman and professor of Asian cultures at the University of Michigan. He has also taught executive education programs for the University of Michigan, Singapore Management University, and Wharton School of Business. He has presented on China business issues across the US and throughout Asia and Europe, in the World Economic Forum, Chambers of Commerce, Economist Intelligence Unit, Eurasia Group, the Conference Board, US China Business Council, China Britain Business Council, World Transportation Forum. Dr. DeWoskin has authored numerous articles over his career, including a regular column for the China Economic Review and previously writing regularly for the Far Eastern Economic Review. His influential views have made him sought after by some of the world’s most prestigious media outlets, including The New York Times, Financial Times, Economist, SCMP, People’s Daily, CNBC, Business Week, Fortune, Asian Wall Street Journal, the Washington Post, Red Herring, BBC World Services, and major newswire services. Dr. DeWoskin received his B.A. from Columbia College in 1965 and his Ph.D. from Columbia University in 1974. A fluent speaker of Mandarin Chinese and Japanese, he has also studied at National Taiwan University and Kyoto University.

Update on Ongoing Strategic Review
In September 2009, in conjunction with the appointment of senior management, Agria announced that it would conduct a strategic review led by the new CEO, Mr Xie Tao. This encompassed an assessment of the current state of the business and development of a new strategy to deploy the company’s assets and repositioning to increase shareholder value.
The core operations of Agria have experienced a significant decline since 2008 as greater strategic focus and scale are needed for each of the three business segments, corn seeds, sheep breeding and seedling. The company’s management now believes a repositioning of the company is required to restart growth. Agria expects the repositioning will include bringing additional management resources to sustain development of necessary competences and drive the potential synergies among business lines.
The appointments announced today mark an important milestone in strengthening the strategic capabilities of the Board, which will in the future take a more active role in shaping major business decisions in addition to being responsible for corporate governance matters.
Management believes that Agria’s growth has been delayed, but the company’s potential is not fundamentally impaired. Further, management believes that market conditions if changed have improved, and strong foreign and domestic investment flows into the sector confirm a belief that government and business are aligned in seeking dramatic improvement in agricultural productivity in the current decade. Agria’s strategic vision is to create an agricultural company focused on achieving profitable growth from exploiting resource-based opportunities, rapidly building a relevant talent base, applying global best practices, and using both domestic and international M&A to complement organic growth in achieving these goals.
More specifically as the strategic review enters its implementation phase, Agria will focus on taking the following important steps:
1.
Assemble a strong strategic leadership team.
Following the appointment of the senior executive management team of Xie Tao (Chief Executive Officer), Chris Boddington (Chief Financial Officer) and John Layburn (Chief Strategy and Compliance Officer) in late 2009, the appointment of Ken DeWoskin completes the recruitment of an internationally regarded strategic leadership team with combined experience of over 70 years of doing business in China. This team is tasked to provide strategic direction, identifying, assessing and implementing targeted investments both in China and internationally as well as maintaining focus on post deal integration to maximise benefits to Agria, its partners and shareholders.

2.
Create an intellectual property asset base from our investment in core competencies focused on seed genetic R&D, production, and distribution
Agria intends to leverage its existing investments and its partnership with China National Academy of Agricultural Sciences to create a leading seed business in China engaged in research, development, production, marketing and distribution of seeds. In order to enhance the growth dynamics in Agria’s core competency in the seed business, Agria is now in active discussions with a number of potentially complementary seed companies in China and targets to make a series of investments in the coming months.

3.
Capitalise on strategic co-operation with PGG Wrightson
Agria has completed its strategic investment in the PGG Wrightson Group. In accordance with the strategic co-operation agreement between Agria and PGG Wrightson, both companies have initiated the cooperation efforts, particularly in seed development and commercialisation.

4.
Continually improve corporate governance regime
Significant progress has been made in addressing historical issues including several of the factors causing delays in the filing of its annual report on Form 20F for the financial year ended December 31, 2008. The Company also won a motion to dismiss in a class action against the Company and the underwriter defendants on December 1, 2009. In addition to the appointment of Ken DeWoskin as the chairman of the Audit Committee, Agria has also strengthened its finance and internal audit team and continues to seek ways to improve its corporate governance regime.

5.
Maximise shareholder value from underperforming assets
Agria estimates that the Company has suffered a material decline in revenue in 2009 compared to 2008. Agria is actively assessing its options as to how to either arrest this decline or maximise shareholder value from those parts of the business that continue to underperform.

While discussions are ongoing in relation to the above that could result in one or more transactions being entered into by Agria, these are at various stages of development and there is no guarantee that they will result in any transactions being consummated.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based agri-solutions provider focusing on research and development, production and distribution of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep products and seedlings. For more information about Agria Corporation, please visit http://www.agriacorp.com.
Contacts:

In China:	In the U.S.:
John Layburn	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.